SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2005

                              TAT TECHNOLOGIES LTD.
                              (Name of Registrant)


                         P.O.BOX 80, Gedera 70750 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

                              TAT Technologies Ltd.

6-K Items

     1. Press release re TAT Technologies Reports Second Quarter 2005 Results dated August 30, 2005.

     2. Press release re TAT Technologies Announces Payment of Cash Dividend dated August 31, 2005.

                                                                          ITEM 1

Press Release                                      Source: TAT Technologies Ltd.

TAT Technologies Reports Second Quarter 2005 Results

Tuesday August 30, 9:51 am ET

GEDERA, Israel, August 30 /PRNewswire-FirstCall/ -- TAT Technologies limited (NASDAQ/NMS: TATTF - News), which is engaged in the manufacture, repair and overhaul of heat transfer equipment and other various accessories mainly in aircraft, reported today a net profit of $898,263 on sales of $8,960,969 gained in the second quarter ended June 30, 2005 compared to a net profit of $835,318 on sales of $ 8,106,538 for the same period of 2004.

For the first six months the company reported a net profit of $1,686,613 on sale of 17,350,120 compared to a net profit of $1,821,666 on sale of $16,760,677 for the same period of 2004.

Sales for the second quarter increased by 10.54% compared to the same quarter last year.

The net profit of the company for the quarter increased by 7.53% compared to the same quarter last year. Net profit of the company for the second quarter increased by 13.9% compared to the first quarter.

We would like to mention that as from the third quarter the Company will include in its financial report the results of Piedmont Aviation Component Services
(PACS) which was bought by the Company as of July 1, 2005.

TAT, together with its subsidiaries, is principally engaged in the manufacture, repair and overhaul of heat transfer equipment, such as heat exchangers, precoolers and oil/fuel hydraulic coolers used in aircraft, defense systems, electronic equipment and other applications. In addition the company manufactures and overhauls aircraft accessories and systems such as pumps, valves, Power Systems, Turbines, etc.

                                        TAT Technologies Ltd.
                                Consolidated Statements of Operations
                               (Amounts in Thousands U.S $, Unaudited)

                                Six Months Ended       Three Months Ended
                                     June 30                 June 30
                                 2004       2005           2004      2005

                                  ($)        ($)           ($)       ($)
    Revenues                     16,761     17,350       8,107      8,961
    Gross Profit                  5,649      5,776       2,684      3,124
    R&D Expenses                     68         39          31         22
    Other Income                     33        140           6        119
    Income from Operations        2,845      2,772       1,326      1,566
    before Income Taxes
    Income Tax                    1,023      1,085         491        668
    Net Income                    1,822      1,687         835        898
    Earnings Per Share           $ 0.38     $ 0.28      $ 0.18     $ 0.15
    Weighed Average Shares    4,743,016  6,042,671   4,743,016  6,042,671
    Outstanding



    Contact:
    Mr. Israel Ofen
    Executive Vice-President and Chief Financial Officer
    +972-8-859-5411

                                                                          ITEM 2

Press Release                                      Source: TAT Technologies Ltd.

TAT Technologies Announces Payment of Cash Dividend

Wednesday August 31, 9:30 am ET

GEDERA, Israel, August 31 /PRNewswire-FirstCall/ -- TAT Technologies limited (NASDAQ: TATTF - News) announced today that it will pay a cash dividend to each of its shareholders of record on October 20, 2005. Each shareholder will be entitled to receive $0.18 per share, pre-withholding tax of 25% which will be paid on approximately November 15, 2005. The Company believes that its capital resources are sufficient to continue to expand and grow its business after the payment of this dividend to its shareholders, which will total approximately $1,087,000.

TAT, together with its subsidiaries, is principally engaged in the manufacture, repair and overhaul of heat transfer equipment, such as heat exchangers, precoolers and oil/fuel hydraulic coolers used in aircraft, defense systems, electronic equipment and other applications. In addition the company manufactures and overhauls aircraft accessories and systems such as APU's, Landing Gears, Propelellers, pumps, valves, Power Systems, Turbines, etc.

    At the company:

    Mr. Israel Ofen,
    Executive Vice-President and Chief Financial Officer,
    +972-8-859-5411

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            TAT TECHNOLOGIES LTD.
                                            ---------------------
                                                 (Registrant)



                                            By: /s/Israel Ofen
                                                --------------
                                                Israel Ofen
                                                Executive Vice President and
                                                Chief Financial Officer


Date: August 31, 2005